Exhibit 12.1

Vertis, Inc.

Computation of Ratio of Earnings to Fixed Charges and

Deficiency of Earnings Available to Cover Fixed Charges

(Dollars in thousands)

	Years Ended December 31,
	2005	2004	2003	2002	2001

Net Earnings	$(173,230)	$(11,133)	$(95,925)	$(120,146)	$(54,863)
Add:
Income tax (benefit) provision	(8,007)	(65,934)	48,554	(1,988)	(23,552)
Loss (gain) from discontinued operations, net	148,790	10,217	(1,287)	15,565	(4,072)
Cumulative effect of accounting change	1600			86,600
Amortization of previously capitalized interest	717	764	571	545	481
Fixed charges per (B) below	138,383	140,149	135,245	133,072	144,447

Deduct:
Interest capitalized during period	835	798	832	555	913

Earnings, as adjusted (A)	$107,418	$73,265	$86,326	$113,093	$61,528

Fixed charges:
Portion of rents representative of an interest factor	$8,726	$8,805	$9,369	$9,923	$11,095
Interest expense on all indebtedness, including amortization of debt expense	129,657	131,344	125,876	123,149	133,352

Fixed charges for computation purposes (B)	$138,383	$140,149	$135,245	$133,072	$144,447

Ratio of earnings to fixed charges (A) / (B)

Deficiency of earnings available to cover fixed charges	$(30,965)	$(66,884)	$(48,919)	$(19,979)	$(82,919)